UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For November 2016

Commission File No. 001-34824

Ambow Education Holding Ltd.

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District

Beijing 100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Other Information

On November 22, 2016, Ambow Education Holding Ltd. (the “Company”) held an Annual Meeting of Shareholders to vote on the following proposals which were approved by the majority of the shareholders:

•	to elect each of Ping Wu and John Robert Parks to serve on the Board of Directors of the Company as Class II directors until the 2019 annual meeting of shareholders of the Company or until their respective successors are duly appointed and qualified; and

•	to ratify the appointment of Marcum Bernstein & Pinchuk LLP as the independent auditors of the Company for the fiscal year ending December 31, 2016 relating to financial statements prepared in accordance with generally accepted accounting principles in the United States.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By: /s/ Jin Huang
Name: Jin Huang
Title: Chairman and Chief Executive Officer

Dated: November 23, 2016